1601 Lower Water Street Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7	(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
Website: www.gammongoldcom

PRESS RELEASE

Halifax, July 23, 2007

Gammon Gold Inc. Appoints Dr. Luis Chavez as Corporate Director to Mexican Operations and Joins Board of Directors

Gammon Gold Inc. (TSX: GAM / AMEX: GRS) ("Gammon") is pleased to announce the appointment of Dr. Luis Chavez as Corporate Director to Gammon’s Mexican Operations and as a member of the Company’s Board of Directors. Dr Chavez’s main responsibilities will include government, public and media relations, land and environmental issues and will assist with identifying corporate development and growth initiatives for Gammon going forward.

With Dr. Chavez’s significant experience, proven management capabilities, and leadership demonstrated through public and private sector positions held over the last 25 years, he is one of the most recognized individuals in the Mexican mining community.

"Gammon is delighted to have Dr. Chavez join our Mexican team as his intimate knowledge of the mining industry and eminent credentials will greatly assist Gammon to capitalize on its growth opportunities within Mexico", noted Russell Barwick, Gammon’s CEO. "Luis will assist us in working cohesively with and in support of Mexican government agencies, various levels of government, our related communities and the mining industry in general. In concert with Dave Keough, Gammon’s recently appointed COO and Roberto Diaz, Gammon’s newly appointed President of Mexican Operations, we have a formidable team to achieve the very high expectations we have set for all our operations in a way that maximizes benefits to our employees, communities, host governments and shareholders."

In 1993, Dr. Chavez was invited by President Salinas to serve as General Director of the Mexican Geological Survey, a position confirmed by President Zedillo in 1994. He maintained this position until 2001. From 1994 to 1996, Dr. Chavez was President of the Association of Mining, Metallurgical and Geological Engineers of Mexico, and from 1996 to 1998, he was President of the Mining and Geological Surveys Association for Iberoamerica. In 1997, Dr. Chavez was recognized by President Zedillo with the Earth Sciences National Award for his contributions to the Mexican mining sector.

Dr. Chavez is the author of the National Mapping Program and the creator of the largest geology and mining data bank currently in use by mining companies doing business in Mexico. In 2001, he was invited by the Governor of Coahuila State to become Energy and Mines Director with the objective of developing rational and sustainable development policies and strategies to maximize energy and mineral resources value. From 2002 to 2006, he was Secretary General for the Mexican Mining Directors and was also President of the Mexican Institute for Environmental Management.

Dr. Chavez has considerable experience in all mining related areas; he holds a M.Sc. degree in Mineral Economics (1978) from Penn State University in the United States., and a Ph.D degree in Energy and Mineral Economics (1982) from the University of Arizona in the United States. He has a Business Administration Degree (1989) from the Pan-American Business Institute in Monterrey, Mexico. Dr. Chavez has attended and lectured several short courses and seminars, in topics related to the mining industry

Dr. Chavez replaces Alejandro Caraveo who recently resigned from Gammon’s Board of Directors after five years of dedicated service. The Company wishes to publicly thank Mr. Caraveo for his contribution to Gammon’s growth and for his wise advice and counsel as a member of the Board.

About Gammon Gold Inc.

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project achieved commercial production in January 2007. Gammon Gold remains 100% unhedged and is targeting an annual production run rate of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) by the end of 2007 from the Company’s Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is Dave Keough, Chief Operating Officer. For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Russell Barwick	Glenn Hynes
Chief Executive Officer	Chief Financial Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United State Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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